UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Appendix 3H - Notification of cessation of securities
Announcement Summary

Entity name
ELEVRA LITHIUM LIMITED

Announcement Type
New announcement

Date of this announcement
Friday January 23, 2026

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation

ELVAM	PERFORMANCE RIGHTS	42,786	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	19/01/2026
Refer to next page for full details of the announcement

Appendix 3H - Notification of cessation of securities	1 / 4

Appendix 3H - Notification of cessation of securities
Part 1 - Announcement Details

1.1 Name of +Entity
ELEVRA LITHIUM LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	Registration Number
ABN	26091951978

1.3 ASX issuer code
ELV

1.4 The announcement is
New announcement

1.5 Date of this announcement
23/1/2026

Appendix 3H - Notification of cessation of securities	2 / 4

Appendix 3H - Notification of cessation of securities
Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description
ELVAM : PERFORMANCE RIGHTS

Unquoted +equity securities that have ceased Number of securities that have ceased
42,786

Reason for cessation
Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation	Is the entity paying any consideration for the cessation?
19/1/2026	NO

Any other information the entity wishes to notify to ASX about the cessation?
Lapse of 42,786 unlisted performance rights pursuant to the terms of the Elevra Equity Incentive Plan.

Appendix 3H - Notification of cessation of securities	3 / 4

Appendix 3H - Notification of cessation of securities
Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELV : ORDINARY FULLY PAID	169,376,771

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELVAM : PERFORMANCE RIGHTS	1,345,465

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	2,723,613

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

Appendix 3H - Notification of cessation of securities	4 / 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: January 28, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel